CF Industries Holdings, Inc. (CF)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

CF Shareholder since 2012

Please Vote For Proposal 5 – Special Shareholder Meeting Improvement

The most important words in the management statement after this proposal are these words which mean that only record holders can now formally participate in the calling of a special shareholder meeting:

“The company’s certificate of incorporation and bylaws currently give holders of record of at least 25% of the voting power of all outstanding shares of our common stock the ability, subject to satisfaction of specified procedural requirements and limitations, to require the company to call a special meeting of shareholders.”

The CF record holders may own 50% of CF stock outstanding. If so it would take a 50% effort from these record holder only shares to make up the 25% of the CF total voting power to merely call for a special shareholder meeting.

Thus the current face value of a 25% effort to call a special shareholder meeting might in reality be a 50% effort which would be a majority effort from a select group of shareholders. A requirement for a majority effort from a select group of shareholders is not much of a right compared to the face value of 25%.

Proposal 5 requests that all shareholder have the right to participate in calling for a special shareholder meeting. This would be far more democratic.

Please Vote For Proposal 5 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.